EXHIBIT 99(a)(5)(ix)

March 17, 2000

Elyo: Acquisition of Trigen Energy Corporation

BIDDERS ANNOUNCE AMENDMENT OF TENDER OFFER MATERIALS FOR SHARES OF TRIGEN

WHITE PLAINS, N.Y. and NANTERRE, France, March 17 /PRNewswire/ -- Trigen Energy Corporation (NYSE: TGN) and ELYO, an energy subsidiary of the Suez Lyonnaise des Eaux Group, jointly announced today that, in response to comments made by the staff of the Securities and Exchange Commission, they have supplemented certain disclosures made in connection with the previously announced offer by T Acquisition Corp., an indirect, wholly owned subsidiary of ELYO, to purchase any and all of the outstanding shares of Trigen that ELYO does not already own for $23.50 a share in cash. All terms of the tender offer remain unchanged from those disclosed in the tender offer materials that were mailed to Trigen's shareholders on February 28, 2000. The supplemental information has been filed with the Securities and Exchange Commission, and is available to any Trigen shareholder, free of charge, by contacting the Information Agent, Morrow & Co., Inc. at (800) 566-9061.

Trigen is a leading developer, owner and operator of industrial, commercial and institutional district energy and combined heat and power
(CHP) systems in North America. The company serves more than 1,500 customers with energy produced at 49 plants in 20 states, Canada and Mexico.

CONTACT: Susan Odiseos, Director of Corporate Communications of Trigen Energy Corporation, 914-286-6628; or Gilles Alligner, Director of
Communications of ELYO, +1-33-1-41-20-1293; or Jeffrey Zack of Morgen Walke Associates, Inc, 212-850-5643.